[FIRM LETTERHEAD]

(202) 274-2011                                            rpomerenk@luselaw.com


September 25, 2009

Mr. John P. Nolan
Senior Assistant Chief Accountant
Securities and Exchange Commission
Mail Stop 4720
Washington, D.C. 20549

         Re:      Magyar Bancorp, Inc.
                  Form 10-KSB for the Fiscal Year Ended September 30, 2008 Form 10-KSB/A for the Fiscal Year Ended September 30, 2008 Forms 10-Q for the Fiscal Quarters Ended December 31, 2008, March 31, 209 and June 30, 2009
                  File No. 000-51726
                  ---------------------------------------------

Dear Mr. Nolan:

     Pursuant to your instruction, I am writing to confirm our telephone conversation of September 25, 2009 regarding the September 17, 2009 staff comment letter on the above-referenced filings by Magyar Bancorp, Inc. (the "Company"). Due to the complexity of the matters referred to in the staff comment letter, you agreed to allow the Company an extension of the time period for responding to the comments. The Company will file its responses to the staff comments within 30 days of the date of the comment letter (i.e., by October 16, 2009).

                               Sincerely,

                              /s/ Robert B. Pomerenk

                               Robert B. Pomerenk